Filed by Parsley Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Parsley

Commission File No.:001-36463

October 28, 2020

Dear Pioneer and Parsley Energy employees:

Thank you for your support during a critical week for both of our organizations. The merger of Pioneer and Parsley creates a world-class independent energy company. The combined company is expected to generate increased cash and free cash flow per share and return on capital employed, making it an attractive investment proposition in the energy sector. The new company will become the leading Permian Basin pure-play operator and an ESG leader, especially on critical issues like flaring and water use.

Since the merger’s announcement, representatives from both organizations have begun to develop plans to support the consolidation of our companies. An Integration Team consisting of department leaders from both organizations has been created. Under the oversight of the companies’ Management Committees and senior leaders, this team will be responsible for integrating appropriate functions, processes, systems and employees for the combined organization going forward.

Members of the Integration Team, listed below, will be contacting subject matter experts for assistance during the transition. Unless you receive a specific request from an Integration Team member to assist in the integration process, please do not contact your counterparts regarding the merger or share any confidential business information. This restriction is necessary to meet important legal requirements. Any feedback on critical items you believe the Integration Team should consider during this process should be communicated to your manager.

The merger between Pioneer and Parsley is not expected to close until the first quarter of 2021. Until that time, we will continue to operate as independent companies. In the meantime, thank you for focusing on safely and efficiently executing your day-to-day responsibilities. Should you have questions, we have established the following internal email addresses for inquiries:

For Pioneer employees:	For Parsley employees:
PEQuestions@pxd.com	PXDQuestions@parsleyenergy.com

Your continued professionalism and dedication are appreciated as we work toward combining two great companies.

Thank you,

Scott D. Sheffield                   Matt Gallagher

President & CEO                    President & CEO

Pioneer Natural Resources     Parsley Energy

INTEGRATION FUNCTIONAL TEAMS
Area	Parsley	Pioneer
Integration Manager	Carrie Endorf	Joey Hall
Production Engineering	Ryan Kostohryz	Cody Pye
Facilities Engineering	Josh Kidd	Bonnie Dumas
Field Facilities/Construction	Chad McNeely	Kevin Jumper/Joe Delmonico
Field Production Operations	Mark Timmons	Matt Mathis
Reservoir (Development & Reserves)	John Nelson	Nikki Burnett
Planning (Operational Model/Schedule)	Rebecca Little	Omkar Jaripatke
Regulatory	Shawna Yezak	Weldon Pierson
Subsurface Land/Land Administration	Jason Nettles	Brandon Lakatta
Surface Land	Seth Gunter	Daniel Pender
Legal	Matt Hendrix	Jeff Rees
Information Technology/Technology Solutions	Ryan Nelson	Stetson Langwell
Accounting	Kara Wood	Margaret Montemayor
Geoscience	Jennifer Hernandez	Doug Portis
Supply Chain	Andrew Scott	Alba Tellez
Human Resources	Blake Brown	Tyson Taylor
HR-Policy & Facilities (Offices, etc.)	Kristin McClure	Scott Nix
Drilling & Completions	Landon Martin	Bonnie Black/Gerry Torres
Marketing	Jody Jordan	John Distaso
Risk Management/Insurance	Josh Owens	Kimberly Burke
Communications & Public Affairs	Kate Zaykowski	Tadd Owens
Investor & Financial Communications	Kyle Rhodes	Neal Shah
Water	Haley Pemelton	Dennis Lithgow
Environmental	Aaron Wilson	Dave Holland
Safety	Mark Hurst	Ryan Arrington
Project Management Office	Angelique Sanderson	Cynthia Hodgkins

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Pioneer Natural Resources (“Pioneer”) and Parsley Energy, Inc. (“Parsley”). The proposed transaction will be submitted to Pioneer’s stockholders and Parsley’s stockholders for their consideration. Pioneer and Parsley intend to file a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the SEC in connection with the solicitation of proxies by Pioneer and Parsley in connection with the proposed transaction. Pioneer intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Joint Proxy Statement/Prospectus will be included. Pioneer and Parsley also intend to file other relevant documents with the SEC regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to Pioneer’s stockholders and Parsley’s stockholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND STOCKHOLDERS OF PIONEER AND INVESTORS AND STOCKHOLDERS OF PARSLEY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Pioneer or Parsley with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Pioneer at www.pxd.com or by directing a request to Pioneer’s Investor Relations Department at ir@pxd.com or free of charge from Parsley at www.parsleyenergy.com or by directing a request to Parsley’s Investor Relations Department at ir@parsleyenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Pioneer, Parsley and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding Pioneer’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 9, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 24, 2020. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 6, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the proposed transaction to be filed with the SEC when they become available. Stockholders and other investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

Except for historical information contained herein, the statements in this communication are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer and Parsley are subject to a number of risks and uncertainties that may cause Pioneer’s and Parsley’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, the risk that Pioneer’s and Parsley’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to development activities on Pioneer’s or Parsley’s assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Pioneer or Parsley may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the effect of this communication on Pioneer’s or Parsley’s stock prices; transaction costs; volatility of commodity prices, product supply and demand; the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, on global and U.S. economic activity, competition, the ability to obtain environmental and other permits and the timing thereof, other government regulation or action, the ability to obtain approvals from third parties and negotiate agreements with third parties on mutually acceptable terms, litigation, the costs and results of drilling and operations, availability of equipment, services, resources and personnel required to perform Pioneer’s and Parsley’s drilling and operating activities, access to and availability of transportation, processing, fractionation, refining, storage and export facilities; Pioneer’s and Parsley’s ability to replace reserves, implement its business plans or complete its development activities as scheduled; access to and cost of capital; the financial strength of counterparties to Pioneer’s or Parsley’s credit facility, investment instruments and derivative contracts and purchasers of Pioneer’s and Parsley’s oil, natural gas liquids and gas production; uncertainties about estimates of reserves and resource potential; identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying forecasts, including forecasts of production, cash flow, well costs, capital expenditures, rates of return to shareholders, expenses, cash flows from purchases and sales of oil and gas net of firm transportation commitments, sources of funding and tax rates; quality of technical data; environmental and weather risks, including the possible impacts of climate change; cybersecurity risks; ability to implement stock repurchases; the risks associated with the ownership and operation of Pioneer’s oilfield services businesses and acts of war or terrorism. These and other risks are described in Pioneer’s and Parsley’s Annual Reports on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 and other filings with the Securities and Exchange Commission. In addition, Pioneer and Parsley may be subject to currently unforeseen risks that may have a materially adverse impact on the combined company. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Pioneer and Parsley undertake no duty to publicly update these statements except as required by law.